1775 I Street, N.W. Washington, DC 20006-2401 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

October 11, 2012	JANE A. KANTER jane.kanter@dechert.com +1 202 261 3302 Direct +1 202 261 3002 Fax

VIA EDGAR

Mr. Edward Bartz

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Munder Series Trust (“Registrant”) on behalf of Munder International Equity Fund and Munder International Fund-Core Equity

File No. 333-183942; Form N-14 filed on EDGAR on September 17, 2012

Dear Mr. Bartz:

This letter responds to the comments to Registrant’s registration statement and proxy solicitation materials on Form N-14 (“Proxy Statement/Prospectus”) for Registrant, on behalf of Munder International Equity Fund (“International Equity Fund”) and Munder International Fund-Core Equity (“Core Equity Fund”) (each a “Fund” and, collectively, the “Funds”), with respect to the reorganization (“Reorganization”) of the International Equity Fund with and into the Core Equity Fund. The comments were provided telephonically by you to Philip T. Hinkle of Dechert LLP (“Dechert”) on October 2, 2012.

1. SEC Staff Comment: Please update the opinion and consent of Dechert LLP regarding legality of issuance of shares and other matters (“Dechert Legal Opinion”) to reflect Staff Legal Bulletin No. 19, Legality and Tax Opinions in Registered Offerings, Division of Corporation Finance, Securities and Exchange Commission (“SEC”), October 14, 2011 (“Staff Bulletin”). In particular, please:

(i)	modify item (2) of the Dechert Legal Opinion, which states that “[t]he Shares to be offered for sale by the Trust, when issued in the manner contemplated by the Registration Statement, will be legally issued, fully paid and non-assessable,” to (a) replace the first instance of the word “issued” with the word “sold” for consistency with the first bullet in Section II.B.1.b. of the Staff Bulletin and (b) update the phrase “legally issued, fully paid and non-assessable” to mirror the exact language set forth in the second bullet in Section II.B.1.b. of the Staff Bulletin; and

(ii)	remove the sentence that states that “[t]he opinions expressed herein are solely for your benefit and may not be relied on in any manner or for any purpose by any other person” in accordance with Section II.B.3.d. of the Staff Bulletin.

Response: Since the Staff Bulletin was not jointly issued by the Division of Corporation Finance and the Division of Investment Management, we do not believe that it is applicable to registered investment companies whose registration statements are filed under both the Investment Company Act of 1940, as amended (“1940 Act”) and the Securities Act of 1933, as amended (“1933 Act”). Further, we do not believe that the explanation included in the Staff Bulletin with respect to the changes requested by the SEC staff is meaningful with respect to the Registrant or necessitates the requested modifications to the Dechert Legal Opinion for the reasons described below.

First, we do not believe that the suggestion to change the word “issued” to “sold” is necessary. The basis for this view is that the terms “issued” and “sold” are identical in meaning in this context given that the reminder of the sentence (i.e., “in the manner contemplated by the Registration Statement, will be legally issued, fully paid and non-assessable”) requires that the shares “issued” in connection with the Reorganization be issued only (i) after the Core Equity Fund’s receipt of consideration for the shares (i.e., the assets of the International Equity Fund) and (ii) that the shares are issued at their net asset value per share (which is the customary price at which such shares would be “sold”).

Second, in discussing the guidance under Section II.B.1.b., the Staff Bulletin states that the “staff understands the corporation law term ‘non-assessable’ to have no statutory equivalent in the case of equity securities of limited liability companies, limited partnerships or statutory trusts” and that the “corporation law phrase ‘fully paid’” likewise has no statutory equivalent for such entities. The Staff Bulletin suggests that a legal opinion for such entities instead should address whether purchasers of securities “will have any obligation to make payments to the registrant or its creditors (other than the purchase price for the securities) or contributions to the registrant or its creditors solely by reason of the purchasers’ ownership of the securities.”

The clear purpose of the Staff Bulletin is to provide guidance to registrants regarding the views of the Division of Corporation Finance with respect to entities whose registration statements are reviewed by the Division of Corporation Finance. The Staff Bulletin is neither relevant nor binding on registered investment companies whose registration statements are reviewed by staff of the Division of Investment Management. In this regard, the Staff Bulletin explicitly states that it is not “a rule, regulation or statement” of the SEC and has not been approved by the SEC. Rather, the Staff Bulletin simply states the views of the staff of the Division of Corporation Finance. We see no basis for staff of the Division of Investment Management to require compliance with positions in the Staff Bulletin that have not been adopted by the Division of Investment Management or the SEC. Further, we believe that it is unnecessary to reissue the Dechert Legal Opinion simply to address immaterial and legally irrelevant deviations from the exact wording found in Section II.B.1.b. of the Staff Bulletin.

Section 1(d) the Registrant’s Declaration of Trust provides that “[a]ll Shares issued hereunder . . . shall be fully paid and non-assessable.” This language in the Declaration of Trust demands that (i) the Registrant take all of the steps necessary to ensure that the shares of the Core Equity Fund issued to its new shareholders, in connection with the Reorganization, have been issued for full consideration and (ii) shareholders receiving such shares will not be subject to further payments or other obligations as a result of the ownership of the new shares. In our view, the current Dechert Legal Opinion fully affirms that (i) the shares of the Core Equity Fund, upon issuance, will be legally issued, fully paid and non-assessable, and (ii) shareholders will not be obligated to make future payments or contributions to the Fund because they own Fund shares precisely as is discussed in the Staff Bulletin (i.e., in the first two paragraphs that follow the first bullet). We believe that no other interpretation of the provisions of the Declaration of Trust and the Dechert Legal Opinion (based on the Declaration of Trust and Agreement and Plan of Reorganization) are possible.

Third, in discussing the guidance under Section II.B.3.d, the Staff Bulletin states that “[t]he staff does not accept any limitation on reliance,” and that “[p]urchasers of the securities in the offering are entitled to rely on the opinion.” We believe that (i) the shares of the Core Equity Fund issued in connection with the Reorganization will be issued solely for the benefit of the new shareholders receiving the shares, and (ii) an interpretation that the Dechert Legal Opinion is not for the benefit of such new shareholders is simply wrong. It would be illogical to construe that our statement that the Dechert Legal

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Opinion is “solely for your benefit” does not include shareholders. Thus, we believe that the Dechert Legal Opinion is for the benefit of such new Core Equity Fund shareholders and that such shareholders should be able to rely on the Dechert Legal Opinion as filed.

As discussed above, we believe that the Dechert Legal opinion, as issued, addresses all of the concerns articulated by the Staff Bulletin. Therefore, the Registrant respectfully declines to file a modified Dechert Legal Opinion in connection with the Proxy Statement/Prospectus.

2. SEC Staff Comment: If you have not done so in a separate response, please explain supplementally which Fund will be the performance or accounting survivor following the close of the Reorganization in accordance with the SEC staff’s guidance in North American Security Trust (pub. avail. Aug. 5, 1994) (“NAST no-action letter”).

Response: In determining which of various predecessor funds should be considered to be the performance or accounting survivor with respect to a fund reorganization, SEC staff provided guidance in the North American Security Trust (pub. avail. Aug. 5, 1994). In that no-action letter, the SEC staff stated that funds should compare the attributes of the surviving fund and the predecessor funds to determine which predecessor fund, if any, the surviving fund most closely resembles. The SEC staff further stated that a comparison of the following factors, among other things, may be relevant to that analysis: (1) investment adviser (including the portfolio managers employed or that that will be employed following the Reorganization); (2) investment objectives, policies and restrictions; (3) expense structure and expense ratio; (4) asset size; and (5) portfolio composition.

After careful consideration of the foregoing factors, and after consulting with its counsel and its independent public accountants regarding which Fund should be considered the accounting survivor of the Reorganization, the Registrant has concluded that it is appropriate for the Core Equity Fund, as the surviving Fund under the Reorganization, to be considered the accounting survivor.

3. SEC Staff Comment: The Proxy Statement/Prospectus states on page 1 and in several other instances that the Reorganization would provide the International Equity Fund’s shareholders with “lower net total expenses” but does not address the fact that the resulting Core Equity Fund’s gross total expenses are higher than those of the International Equity Fund. Please add references to the gross total expenses should MCM chose not to renew the expense limitation agreement after its expiration.

Response: The Registrant will revise the disclosure as requested in each relevant section of the Proxy Statement/Prospectus to state that the resulting Core Equity Fund’s gross total expenses are higher than those of the International Equity Fund.

4. SEC Staff Comment: The SEC staff noted that the fees and expenses table appearing in the section of the Proxy Statement/Prospectus entitled “Summary of the Proposed Reorganization—Comparison of Fees and Expenses” already shows that the Core Equity Fund is subject to management fees that are higher than that those charged to the International Equity Fund. However, the SEC staff has requested that Registrant include additional narrative disclosure in the first paragraph of that section stating that the management fee of the resulting Core Equity Fund would be higher than the management fee currently paid by the International Equity Fund.

Response: The Registrant will include the additional disclosure as requested.

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5. SEC Staff Comment: Please confirm whether the statutory prospectus of the Core Equity Fund will be mailed to shareholders of the International Equity Fund.

Response: The Registrant has modified the disclosure on page (iii) of the Proxy Statement/Prospectus to clearly state that information in the prospectuses of the Core Equity Fund and the International Equity Fund as well as certain other documents listed are incorporated by reference into and made a part of the Proxy Statement/Prospectus. The Registrant confirms that it (i) has considered the delivery obligations and exceptions thereto under General Instructions F and G to, and Item 6 of, Form N-14 and (ii) will satisfy all of the conditions to incorporate information by reference into the Proxy Statement/Prospectus without delivering such information with the Proxy Statement/Prospectus. In addition, Registrant notes that shareholders are entitled to receive a copy of certain of the documents listed (including the statutory prospectus for the Core Equity Fund) without charge by calling or writing the Funds as instructed on page (iii) of the Proxy Statement/Prospectus.

6. SEC Staff Comment: Please include the most recent amendment to the Expense Limitation Contract as an exhibit to the Proxy Statement/Prospectus.

Response: Consistent with past practice of the Registrant, the Registrant will file the most recent amendment to the Expense Limitation Contract as an exhibit to the next annual post-effective amendment to the Core Equity Fund’s registration statement on Form N-1A, which is expected to be filed on or about October 26, 2012.

7. SEC Staff Comment: Page 3 of the Proxy Statement/Prospectus references that “MCM will bear all expenses of the Funds in connection with the Reorganization, except for brokerage fees and similar transaction fees and expenses associated with the Reorganization (which will be borne by the relevant Fund).” Please provide a clearer explanation of which Fund will bear the brokerage fees and similar transaction fees and expenses or how such allocation will be determined. Please also provide an estimate of the amount of the expenses of the Funds that MCM expects to bear.

Response: The Registrant will update the parenthetical disclosure referenced above to more closely track the language in the Agreement and Plan of Reorganization and will replace the phrase “borne by the relevant Fund” with the phrase “borne by the Fund incurring such fee or expense.” However, the Registrant respectfully declines to include an estimate of the costs relating to the Reorganization that may be borne by MCM, as the Registrant does not believe that such information would be material to a shareholder making a decision to approve the proposed Reorganization.

8. SEC Staff Comment: Currently, there is a footnote (c) to the fees and expenses table entries adjacent to the caption entitled “Maximum Deferred Sales Charge (Load) (as a percentage of the lesser of the original purchase price or redemption proceeds)” for Class A. Footnote (c) states that “[a] 1.00% deferred sales charge, also known as a CDSC, applies to redemptions of Class A shares within one year of purchase if purchased with no initial sales charge as part of an investment of $1 million or more and if your broker or financial intermediary received a sales commission on the purchase.” You have requested that Registrant remove the footnote to the table and move the 1.00% CDSC into the fee table for Class A shares.

Response: The Registrant believes that it is appropriate to show the 1.00% CDSC on Class A shares in a footnote because the CDSC only applies to a limited number of shareholders based on their particular circumstances. In addition, the Registrant believes that the content of footnote (c) is permitted by Instruction 2(a)(i) to Item 3 of Form N-1A, which permits a narrative explanation of sales charges.

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This disclosure is also consistent with corresponding footnotes to the fee tables in the prospectuses for other series of the Registrant. Therefore, the Registrant will not be revising this disclosure.

9. SEC Staff Comment: The entries in the combined pro forma Core Equity Fund fees and expenses table for Class B and Class K state that they are “N/A.” Given that shareholders of Class B and Class K shares of International Equity Fund will receive Class A shares of the Core Equity Fund, please update the entries to reflect those presented in the combined pro forma Core Equity Fund fees and expenses table for Class A.

Response: The Registrant will revise the Class B and Class K fee tables as requested.

10. SEC Staff Comment: Page 24 of the Proxy Statement/Prospectus includes a risk factor disclosure entitled “Derivatives Risk.” Please provide a supplemental explanation of how the Funds value derivatives to meet their respective principal investment policies to invest at least 80% of Fund assets in certain securities (i.e., that the Funds do not calculate net asset value for this purpose based on notional value).

Response: As disclosed in the Funds’ most recent Annual Reports, for the fiscal year ended June 30, 2012, each Fund is required to value derivatives at fair value. As such, the Funds do not calculate net asset value for the above purpose based on the notional value of derivative instruments held in their portfolios.

11. SEC Staff Comment: The tables in the section entitled “Capitalization” on pages 31-32 of the Proxy Statement/Prospectus include pro forma numbers of shares outstanding for Class A, Class C and Class Y that are not consistent with the corresponding entries included in the pro forma financial statements in the Statement of Additional Information. Please confirm these figures and update the relevant entries as necessary.

Response: The Registrant notes that the pro forma numbers of shares outstanding set forth in the capitalization tables reflected the result of a class net asset value rounded to two-digits, while the pro forma numbers of shares outstanding set forth in the financial statements did not reflect any rounding. The Registrant believes these differences are immaterial, but has updated the capitalization tables to be consistent with the corresponding figures set forth in the financial highlights to avoid any potential for shareholder confusion.

12. SEC Staff Comment: There are typos or printer errors in (i) the headings on Page 32 to the table in the section entitled “Capitalization” relating to Class Y shares and (ii) the Fund names in the second paragraph of the section entitled “Information About Management of the Funds—Investment Adviser.” Please correct these typos or printer errors as necessary.

Response: The Registrant will revise the disclosure as requested.

13. SEC Staff Comment: Please include the financial highlights tables for the International Equity Fund in Appendix B to the Proxy Statement/Prospectus or explain why they do not need to be included.

Response: As discussed in response to SEC Staff Comment 5, the Registrant has amended the disclosure on page (iii) of the Proxy Statement/Prospectus to clearly indicate that the Prospectus of the International Equity Fund is incorporated by reference into and made part of the Proxy

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Statement/Prospectus, including the financial highlights tables for the International Equity Fund. The Registrant has also added a specific reference to such incorporation by reference of the financial highlights for the International Equity Fund. As a result, the Registrant has determined that there is no need to include additional financial highlights tables in Appendix B.

14. SEC Staff Comment: Please include a statement on page C-12 of the Proxy Statement/Prospectus in the section entitled “Distribution and Service Fees—Other Payments to Third Parties” that payments to third parties may create a potential conflict of interest in accordance with the requirements under Item 8 of Form N-14.

Response: The disclosure on page C-12 does not relate to Item 8 of Form N-14. Rather, it is a full description of the resources that the Registrant’s investment adviser and distributor dedicate to various activities to benefit the Registrant, including payments made to persons who may be involved in the distribution of the shares of the Funds.

15. SEC Staff Comment: Please identify the holdings listed in the Pro Forma Combining Schedule of Investments for the International Equity Fund that are expected to be sold in connection with the Reorganization.

Response: The Registrant has determined that, based on the holdings as of June 30, 2012, a substantial amount of the holdings of the International Equity Fund satisfy the investment objectives, strategies, policies, and restrictions of the Core Equity Fund and the Funds, therefore, will not be required to sell many of the securities held by the International Equity Fund as part of the Reorganization. However, the Registrant expects that the International Equity Fund’s June 30, 2012 holdings that do not currently overlap with those of the Core Equity Fund will be liquidated and reinvested in holdings that are more in line with the holdings of the Core Equity Fund. This fact is disclosed in the Proxy Statement/Prospectus in the paragraph immediately following the expense examples, which reads as follows:

In conjunction with the Reorganization, we expect that a substantial portion of the International Equity Fund’s holdings will be liquidated and securities that the portfolio management team for the Core Equity Fund believes to be more in line with those held by the Core Equity Fund will be purchased. The brokerage fees and similar transaction fees and expenses that will be incurred to accomplish such sales and purchases are expected to be between approximately $73,400 and $95,700, depending on the extent to which stamp duty fees in non-U.S. jurisdictions can be avoided. Any such brokerage fees and expenses will be borne by the International Equity Fund if such sales and purchases are completed prior to the Reorganization and will be borne by the Core Equity Fund if such sales and purchases are completed following the Reorganization.

We believe that the above paragraph provides ample disclosure to investors regarding the fact that the portion of the International Equity Fund’s holdings that is not the same as or is weighted differently than the portfolio holdings of the Core Equity Fund is expected to be liquidated in connection with the Reorganization. As a result, the Registrant respectfully declines to restate this information in the Pro Forma Combining Schedule of Investments for the International Equity Fund, as the Registrant believes that restating such information is unnecessary.

After considering the SEC staff comments and the Registrant’s responses, we believe that the Proxy

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Statement/Prospectus filed on September 17, 2012 satisfies the requirements of Regulation 488 under the 1933 and is complete and not inaccurate in any material respect. We expect that the Proxy Statement/Prospectus will become effective on October 17, 2012. Copies of the sections of the Proxy Statement/Prospectus that will be changed in accordance with the responses set forth above (marked to show such changes) are included as an appendix to this letter.

If you have any further comments or questions, please contact me at (202) 261-3302 or Philip T. Hinkle at (202) 261-3460.

Sincerely,

/s/ Jane A. Kanter
Jane A. Kanter

cc:	Amy Eisenbeis
Francine S. Hayes

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Appendix – Proxy Statement/Prospectus Changes

COMBINED PROXY STATEMENT/PROSPECTUS DATED [DATE], 2012

MUNDER SERIES TRUST

MUNDER INTERNATIONAL FUND-CORE EQUITY

480 Pierce Street

Birmingham, Michigan 48009

(800) 468-6337

Special Meeting of Shareholders of Munder International Equity Fund

to be held December 4, 2012

Relating to the Reorganization into Munder International Fund-Core Equity

This combined Proxy Statement and Prospectus (“Proxy Statement/Prospectus”) is being furnished in connection with the solicitation of proxies by the Board of Trustees of Munder Series Trust (“MST”), an open-end management investment company organized as a Delaware statutory trust, on behalf of the Munder International Equity Fund (“International Equity Fund”), a diversified series of MST, for a Special Meeting of Shareholders of the International Equity Fund (“Meeting”). The Meeting will be held on Tuesday, December 4, 2012, at 2:00 p.m. Eastern time, at the offices of Munder Capital Management, 480 Pierce Street, Birmingham, Michigan 48009.

At the Meeting, shareholders of the International Equity Fund will be asked to consider and act upon the following proposals:

(1)	To approve or disapprove an Agreement and Plan of Reorganization providing for, among other things, (a) the acquisition of all of the assets of the International Equity Fund by the Munder International Fund-Core Equity (“Core Equity Fund”), a diversified series of MST, in exchange for shares of the Core Equity Fund and the assumption by the Core Equity Fund of all liabilities of the International Equity Fund and (b) the subsequent liquidation, termination, and dissolution of the International Equity Fund; and

(2)	To transact such other business as may properly come before the Meeting or any adjournments or postponements thereof.

Under the proposed Agreement and Plan of Reorganization (“Reorganization Agreement”), each shareholder of the International Equity Fund would be entitled to receive shares of the Core Equity Fund having an aggregate net asset value equal to the aggregate value of the shares of the International Equity Fund held by that shareholder as of the close of business on the business day of the closing of the Reorganization. You are being asked to approve the Reorganization Agreement pursuant to which the Reorganization transaction would be accomplished. Because shareholders of the International Equity Fund are being asked to approve a reorganization transaction that will result in them holding shares of the Core Equity Fund, this Combined Proxy Statement also serves as a Prospectus for the Core Equity Fund.

If the Reorganization Agreement is approved by shareholders of the International Equity Fund, holders of Class A, B, C, K and Y shares of the International Equity Fund will receive Class A, A, C, A and Y shares, respectively, of the Core Equity Fund. Subsequent to the Reorganization, any contingent deferred sales charge (“CDSC”) that applied to a shareholder’s Class B shares of the International Equity Fund at the time of the Reorganization will be waived. Likewise, no sales charge will be imposed on the Class A shares of the Core Equity Fund received by the International Equity Fund Class K shareholders.

The Reorganization transaction is being structured as a tax-free reorganization for federal income tax purposes. (In this regard, please see “Information About the Reorganization—Federal Income Tax Consequences.”) However, the International Equity Fund’s shareholders should consult their tax advisors to determine the actual impact of the Reorganization on them in light of their individual tax circumstances. (Please see “Comparison of Investment Objectives, Principal Investment Strategies and Risks of Investing in the Funds.”)

A - 1

The investment objective of the International Equity Fund is to provide long-term capital appreciation. The investment objective of the Core Equity Fund is to provide long-term growth of capital. There are certain differences in investment policies and strategies of the Funds, which are described in this Proxy Statement/Prospectus.

MCM serves as investment advisor the International Equity Fund and the Core Equity Fund (each a “Fund” and together the “Funds”) and is described in more detail under “Information About Management of the Funds.”

This Proxy Statement/Prospectus, which should be retained for future reference, sets forth concisely the information about the Core Equity Fund that a prospective investor should know before investing. A Statement of Additional Information (“SAI”) dated [date], 2012 relating to this Proxy Statement/Prospectus and the Reorganization is incorporated herein by reference into this Proxy Statement/Prospectus. If you would like to receive a copy of the SAI relating to this Proxy Statement/Prospectus and the Reorganization, call (800) 468-6337, or write the Funds at 480 Pierce Street, Birmingham, Michigan 48009 and you will be promptly mailed one free of charge.

The following documents have been filed with the Securities and Exchange Commission and are incorporated by reference into and made a part of this Proxy Statement/Prospectus: (1) the Prospectus of the International Equity Fund (Class A, B, C, K and Y shares) dated October 29, 2011, as amended and restated on July 5, 2012; (2) the Prospectus of the Core Equity Fund (Class A, C, I and Y shares) dated October 29, 2011, as amended and restated on July 5, 2012; (3) the SAI for the International Equity Fund and Core Equity Fund dated October 29, 2011, as amended and restated on June 1, 2012; (4) the Annual Report for the International Equity Fund (Class A, B, C, K and Y shares) dated June 30, 2012; (5) the Semi-Annual Report for the International Equity Fund (Class A, B, C, K and Y shares) dated December 31, 2011; (6) the Annual Report for the Core Equity Fund (Class A, C, I and Y shares) dated June 30, 2012; and (7) the Semi-Annual Report for the Core Equity Fund (Class A, C, I and Y shares) dated December 31, 2011. Copies of each of these documents, the SAI related to this Proxy Statement/Prospectus and any subsequently released shareholder reports are available upon request and without charge by calling the Funds at (800) 468-6337 or by writing to the Funds at 480 Pierce Street, Birmingham, Michigan 48009.

Accompanying this Proxy Statement/Prospectus as Appendix D is a copy of the Agreement and Plan of Reorganization pertaining to the transactions.

Mutual fund shares are not bank deposits and are not insured or guaranteed by the federal deposit insurance corporation or any other government agency. Mutual fund shares involve certain investment risks, including the possible loss of principal. The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this Proxy Statement/Prospectus. Any representation to the contrary is a criminal offense.

PROPOSAL NO. 1

APPROVAL OF THE AGREEMENT AND PLAN OF REORGANIZATION

Common Questions and Answers About the Proposed Reorganization

Q. How will the Reorganization affect me?

A. In the Reorganization, the assets of the International Equity Fund will be combined with those of the Core Equity Fund and the liabilities of the International Equity Fund will be assumed by the Core Equity Fund. Following the Reorganization, you will become a shareholder of the Core Equity Fund and will receive shares of the Core Equity Fund that are equal in value to the shares of the International Equity Fund that you held immediately prior to the closing of the Reorganization. Shareholders of Class A, C and Y shares of the International Equity Fund will receive Class A, C and Y shares, respectively, of the Core Equity Fund. Shareholders of Class B and K shares of the International Equity Fund will receive Class A shares of the Core Equity Fund without the imposition of any sales charge normally applicable to purchases of Class A shares. In addition, any CDSC that applied to a shareholder’s Class B shares of the International Equity Fund at the time of Reorganization will be waived. The Reorganization has been structured as a tax-free reorganization for federal income tax purposes so shareholders of the International Equity Fund will not recognize any taxable gain or loss as a result of the Reorganization.

Q. Why is the Reorganization being recommended?

A. The primary purposes of the proposed Reorganization of the International Equity Fund are to seek to provide the International Equity Fund’s shareholders with (i) potentially improved performance, (ii) lower net total expenses (but higher gross total expenses), (iii) greater assets under management in a single fund by combining two funds with similar investment objectives and similar investment strategies into a single fund, and (iv) an enhanced ability to eliminate certain costs of running the International Equity Fund and Core Equity Fund separately.

Before approving the proposed Reorganization, the Board considered, among other things, the following facts: (i) the investment objectives and strategies of the Funds are similar but not identical; (ii) each class of the surviving Core Equity Fund would be subject to net total fees and expenses that are lower than the current fees and expenses (but higher gross total fees and expenses) charged to the corresponding or designated class of the International Equity Fund and, through October 31, 2013, MCM has contractually agreed to waive or limit fees or to assume other expenses so that the total annual operating expenses of each share class of the surviving Core Equity Fund does not exceed its current level; (iii) the Reorganization is not expected to have any adverse impact on the expense ratios of the Core Equity Fund; (iv) as of June 30, 2012, the Core Equity Fund has outperformed the International Equity Fund in absolute terms over the year-to-date, one-year and three-year periods (absolute comparisons over longer time periods are not possible in light of the date of the Core Equity Fund’s commencement of operations); and (v) the terms of the Reorganization Agreement state that the costs of the Reorganization will be borne by MCM (other than brokerage fees and similar transaction fees and expenses associated with the purchase and sale of portfolio securities, which will be borne by the ~~relevant~~ Fund incurring such fee or expense). After careful consideration, the Board of Trustees of MST unanimously concluded that (1) participation in the proposed Reorganization is in the best interests of each Fund; and (2) the interests of the existing shareholders of each Fund will not be diluted as a result of the Reorganization. Through this proxy, they are submitting the proposal for Reorganization to you—the shareholders of the International Equity Fund—for a vote.

Q. How do the fees paid by the Core Equity Fund compare to those payable by the International Equity Fund?

A. The pro forma net total per share operating expenses for each corresponding or designated class of shares of the Core Equity Fund (assuming completion of the Reorganization) are expected to be lower than the current per share operating expenses of each class of the International Equity Fund (but are higher on a gross basis). You should be aware that MCM has contractually agreed to waive or limit fees or to assume other expenses, through

October 31, 2013, so that the surviving Core Equity Fund’s total annual operating expenses for each of share classes will be lower than the total annual operating expenses of the corresponding or designated class of shares of the International Equity Fund.

Q. Will I have to pay any sales charge, commission or other transactional fee in connection with the Reorganization?

A. No. The full value of each share of the International Equity Fund will be exchanged for shares of the corresponding or designated class of the Core Equity Fund without the imposition of any sales charge, redemption fee, commission or other transactional fee.

Q. Who serves as investment advisor to the Funds?

A. MCM is the investment advisor (and administrator) for each Fund.

Q. Will I have to pay any federal income taxes as a result of the Reorganization?

A. Each transaction has been structured to qualify as a tax-free reorganization for federal income tax purposes and is expected to so qualify. If the Reorganization qualifies for treatment as a tax-free reorganization for federal income tax purposes, shareholders will not recognize any taxable gain or loss as a result of the Reorganization. As a condition to the closing of the Reorganization, the International Equity Fund will receive an opinion of counsel to the effect that the Reorganization will qualify as a tax-free reorganization for federal income tax purposes. As a shareholder of the International Equity Fund, you should separately consider any state, local and other tax consequences in consultation with your tax advisor. Opinions of counsel are not binding on the Internal Revenue Service or the courts.

Q. Will I continue to be able to exchange my shares for shares of other funds in the Munder family of mutual funds?

A. Yes. As with Class A, C and Y shares of the International Equity Fund, you will be able to exchange Class A, C, or Y shares of the Core Equity Fund for the same class of shares of other Munder Funds, which are series of MST, subject to certain restrictions described in the prospectus of each Munder Fund. Shareholders of Class K or Class B shares of the International Equity Fund will receive Class A shares of the Core Equity Fund, which you will be able to exchange for Class A shares of other Munder Funds. Such exchanges will not be subject to any sales charges. Before requesting any such exchange, you should carefully review the applicable prospectus for the other Munder Fund to ensure that it meets your investment objectives and needs.

Q. Who will pay the expenses relating to the Reorganization?

A. MCM will bear all of the expenses of the Funds in connection with the Reorganization, except for brokerage fees and similar transaction fees and expenses associated with the Reorganization (which will be borne by the ~~relevant~~ Fund incurring such fee or expense). MCM expects that brokerage fees and expenses that will be incurred in relation to the Reorganization to be between approximately $73,400 and $95,700, depending upon a variety of circumstances.

Q. What happens if the Reorganization Agreement is not approved?

A. If the Reorganization Agreement is not approved by shareholders, the Reorganization will not occur. In such an event, the International Equity Fund and Core Equity Fund will continue to operate separately, and MCM and the Board of Trustees of MST will determine what additional steps may be appropriate and in the best interests of the International Equity Fund and its shareholders, including, but not limited to, liquidation of the International Equity Fund.

Q. What if there are not enough votes to reach a quorum by the scheduled date of the special shareholder meeting?

A. If a quorum is not obtained by the scheduled Meeting date, the Meeting will be adjourned to allow more time to solicit additional proxies from shareholders. We urge you to vote promptly after reviewing the enclosed materials so that we can avoid additional expenses and delay associated with additional proxy solicitation efforts. The persons named as proxies may propose one or more adjournments of the Meeting to permit further solicitation of proxies from shareholders. If MCM reasonably believes that such further solicitation is not likely to be successful in obtaining the required quorum without significant additional expense, the proxy solicitation may be abandoned and MCM and the Board of Trustees of MST will determine what additional steps may be appropriate and in the best interests of the International Equity Fund and its shareholders, including but not limited to liquidation of the International Equity Fund.

Comparison of Fees and Expenses

The following table compares the fees and expenses of each class of the International Equity Fund and the Core Equity Fund for the fiscal year ended June 30, 2012.

In approving the proposed Reorganization, the Board considered that, after the Reorganization, shareholders in each class of the Core Equity Fund would be subject to lower net total fees and expenses (but higher gross total fees and expenses) than the current fees and expenses charged to the corresponding class of the International Equity Fund, although the management fee paid by the combined Core Equity Fund would be higher than the current management fee paid by the International Equity Fund. (The projected figures in the table below reflect the effect of the Reorganization on shareholder fees and expenses.)

The table below provides information based on the fiscal year ended June 30, 2012 without adjustments for changes in net assets and expenses.

•	In Columns 1 and 2 reflect the actual fees and expenses for each class of the International Equity Fund and the Core Equity Fund, respectively, for the fiscal year ended June 30, 2012.

•	In Column 3 reflects the pro forma fees and expenses of the combined Core Equity Fund merged with the International Equity Fund, as if the Reorganization had occurred as of June 30, 2012.

•

Please note that the table below provides information that demonstrates that the combined pro forma expenses of each class of the Core Equity Fund are projected to be lower~~,~~ on a net basis~~,~~ (but higher on a gross basis) than the corresponding or designated class of the International Equity Fund.

TABLE - FEES AND EXPENSES

	International Equity Fund	Core Equity Fund	Combined Pro Forma: Core Equity Fund
Class Y Shares
Shareholder Fees (fees paid directly from your investment)
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None	None	None
Maximum Deferred Sales Charge (Load) (as a percentage of the lesser of original purchase price or redemption proceeds)	None	None	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.75%	0.80%	0.80%
Distribution and/or Service (12b-1) Fees	0.00%	0.00%	0.00%
Other Expenses	1.01%	4.73%	1.20%
Total Annual Fund Operating Expenses Before Waivers and/or Expense Reimbursements	1.76%	5.53%	2.00%
Fee Waiver and/or Expense Reimbursement	N/A	-4.31%(a)	-0.78%(a)
Total Net Annual Fund Operating Expenses After Waivers and/or Reimbursements	1.76%	1.22%(a)	1.22%(a)

TABLE - FEES AND EXPENSES

	International Equity Fund	Core Equity Fund	Combined Pro Forma: Core Equity Fund
Class A Shares
Shareholder Fees (fees paid directly from your investment)
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	5.5%(b)	5.5%(b)	5.5%(b)
Maximum Deferred Sales Charge (Load) (as a percentage of the lesser of original purchase price or redemption proceeds)	None(c)	None(c)	None(c)
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.75%	0.80%	0.80%
Distribution and/or Service (12b-1) Fees	0.25%	0.25%	0.25%
Other Expenses	1.01%	4.73%	1.20%
Total Annual Fund Operating Expenses Before Waivers and/or Expense Reimbursements	2.01%	5.78%	2.25%
Fee Waiver and/or Expense Reimbursement	N/A	-4.31%(a)	-0.78%(a)
Total Net Annual Fund Operating Expenses After Waivers and/or Reimbursements	2.01%	1.47%(a)	1.47%(a)
Class B Shares(d)
Shareholder Fees (fees paid directly from your investment)
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None	N/A	~~N/A~~5.5%(b)
Maximum Deferred Sales Charge (Load) (as a percentage of the lesser of original purchase price or redemption proceeds)	5%(e)	N/A	~~N/A~~None(c)
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.75%	N/A	~~N/A~~0.80%
Distribution and/or Service (12b-1) Fees	1.00%	N/A	~~N/A~~0.25%
Other Expenses	1.01%	N/A	~~N/A~~1.20%
Total Annual Fund Operating Expenses Before Waivers and/or Expense Reimbursements	2.76%	N/A	~~N/A~~2.25%
Fee Waiver and/or Expense Reimbursement	N/A	N/A	~~N/A~~-0.78%(a)
Total Net Annual Fund Operating Expenses After Waivers and/or Reimbursements	2.76%	N/A	~~N/A~~1.47%(a)
Class C Shares
Shareholder Fees (fees paid directly from your investment)
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None	None	None
Maximum Deferred Sales Charge (Load) (as a percentage of the lesser of original purchase price or redemption proceeds)	1%(f)	1%(f)	1%(f)
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.75%	0.80%	0.80%
Distribution and/or Service (12b-1) Fees	1.00%	1.00%	1.00%
Other Expenses	1.01%	4.77%	1.20%
Total Annual Fund Operating Expenses Before Waivers and/or Expense Reimbursements	2.76%	6.57%	3.00%
Fee Waiver and/or Expense Reimbursement	N/A	-4.35%(a)	-0.78%(a)
Total Net Annual Fund Operating Expenses After Waivers and/or Reimbursements	2.76%	2.22%(a)	2.22%(a)

TABLE - FEES AND EXPENSES

	International Equity Fund	Core Equity Fund	Combined Pro Forma: Core Equity Fund
Class K Shares(g)
Shareholder Fees (fees paid directly from your investment)
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None	N/A	5.5%(b)~~N/A~~
Maximum Deferred Sales Charge (Load) (as a percentage of the lesser of original purchase price or redemption proceeds)	None	N/A	None(c)~~N/A~~
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.75%	N/A	0.80%~~N/A~~
Distribution and/or Service (12b-1) Fees	0.00%	N/A	0.25%~~N/A~~
Other Expenses	1.22%	N/A	1.20%~~N/A~~
Total Annual Fund Operating Expenses Before Waivers and/or Expense Reimbursements	1.97%	N/A	2.25%~~N/A~~
Fee Waiver and/or Expense Reimbursement	N/A	N/A	-0.78%(a)~~N/A~~
Total Net Annual Fund Operating Expenses After Waivers and/or Reimbursements	1.97%	N/A	1.47%(a)~~N/A~~

(a)	Pursuant to an Expense Limitation Agreement, MCM has agreed contractually through at least October 31, 2013 to waive or limit fees or to assume other expenses of the International Fund-Core Equity so that, on an annualized basis, the Total Net Annual Operating Expenses (other than taxes, interest, litigation, dividends and interest expense on securities sold short, extraordinary expenses, brokerage and other transaction expenses relating to the purchase or sale of portfolio investments, and Acquired Fund Fees and Expenses (as interpreted by the Securities and Exchange Commission from time to time)) do not exceed 1.47% for Class A shares, 2.22% for Class C shares, 1.22% for Class Y shares and 0.96% for Class I shares. There is no guarantee that the Expense Limitation Agreement will be extended after its expiration or at the currently specified level. In addition, the Fund and MCM have entered into a Reimbursement Agreement pursuant to which the Fund (at a later date) may reimburse MCM for the fees it waived or limited and other expenses assumed and paid by MCM pursuant to the Expense Limitation Agreement during any of the prior three fiscal years, provided that, among other things, reimbursement to be made to MCM does not cause Total Net Annual Operating Expenses (other than those excluded for purposes of the Expense Limitation Agreement) of the Fund to exceed the limits stated above and the Board of Trustees has approved in advance such reimbursement to MCM.
(b)	The sales charge declines as the amount invested increases.
(c)	A 1.00% deferred sales charge, also known as a CDSC, applies to redemptions of Class A shares within one year of purchase if purchased with no initial sales charge as part of an investment of $1 million or more and if your broker or financial intermediary received a sales commission on the purchase.
(d)	Under the Agreement and Plan of Reorganization, shareholders of Class B shares of the International Equity Fund will receive Class A shares of the Core Equity Fund without the imposition of any sales charge normally applicable to purchases of Class A shares.
(e)	A deferred sales charge, also known as a CDSC, applies to redemptions of Class B shares within six years of purchase and declines over time.
(f)	A deferred sales charge, also known as a CDSC, applies to redemptions of Class C shares within one year of purchase.
(g)	Under the Agreement and Plan of Reorganization, shareholders of Class K shares of the International Equity Fund will receive Class A shares of the Core Equity Fund.

INFORMATION ABOUT THE REORGANIZATION

Reasons for the Reorganization

The primary reasons for the proposed Reorganization of the International Equity Fund are to seek to provide the International Equity Fund’s shareholders with (i) potentially improved performance, (ii) lower net total expenses (but higher gross total expenses), (iii) greater assets under management in a single fund by combining two funds with similar investment objectives and similar investment strategies into a single fund, and (iv) an enhanced ability to eliminate certain costs of running the International Equity Fund and Core Equity Fund separately.

On September 11, 2012, the Board of Trustees of MST unanimously voted to approve the Reorganization between the International Equity Fund and the Core Equity Fund. The Board concluded that the Reorganization would be in the best interests of each of the International Equity Fund and Core Equity Fund and their shareholders, and that neither the interests of the International Equity Fund’s shareholders nor the interests of the Core Equity Fund’s shareholders would be diluted as a result of the Reorganization.

In arriving at their conclusions, the Board considered, among other things, the following facts:

•	The investment objectives and strategies of the Funds are similar but not identical;

•

Each class of the surviving Core Equity Fund would be subject to net total fees and expenses that are lower than (but gross total fees and expenses that are higher than) the current fees and expenses charged to the corresponding or designated class of the International Equity Fund and, through October 31, 2013, MCM has contractually agreed to waive or limit fees or to assume other expenses so that the net total annual operating expenses of each share class of the surviving Core Equity Fund does not exceed its current level;

•	The Reorganization is not expected to have any adverse impact on the expense ratios of the Core Equity Fund;

•

As of June 30, 2012, the Core Equity Fund has outperformed the International Equity Fund in absolute terms over the year-to-date, one-year and three-year periods (absolute comparisons over longer time periods are not possible in light of the date of the Core Equity Fund’s commencement of operations); and

•

The terms of the Reorganization Agreement state that the costs of the Reorganization will be borne by MCM (other than brokerage fees and similar transaction fees and expenses associated with the purchase and sale of portfolio securities, which will be borne by the ~~relevant~~ Fund incurring such fee or expense).

In addition to the information described above, MCM also provided information to the Board concerning: (1) the specific terms of the Reorganization, including information regarding current comparative and current pro forma expense ratios; (2) detailed comparisons of the Funds’ investment objectives, strategies, restrictions, and performance; (3) comparative information concerning the existing holdings of each Fund; (4) the expectation that the Reorganization will constitute a tax-free reorganization for federal income tax purposes; and (5) alternatives to the Reorganization considered by MCM.

In light of the foregoing considerations, the Board of Trustees of MST unanimously concluded that (1) participation in the proposed Reorganization is in the best interests of each Fund; and (2) the interests of the existing shareholders of each Fund will not be diluted as a result of the Reorganization.

Capitalization

The following table shows the capitalization as of June 30, 2012 of the International Equity Fund, the Core Equity Fund and on a pro forma basis giving effect to the proposed acquisition of assets at NAV.

	As of June 30, 2012
Class A Shares	International Equity Fund (Class A)	International Equity Fund (Class B*)	International Equity Fund (Class K**)	International Fund-Core Equity (Class A)	Pro Forma (Class A)
Net Assets	9,164,401	376,899	3,315,343	183,712	13,040,355
Net asset value per share	11.87	11.26	11.87	5.61	5.61
Shares outstanding	771,915	33,474	279,343	32,730	2,324,467~~84~~

	As of June 30, 2012
Class C Shares	International Equity Fund	International Fund-Core Equity	Pro Forma
Net Assets	1,435,736	16,138	1,451,874
Net asset value per share	11.41	5.57	5.57
Shares outstanding	125,848	2,895	260,657~~60~~

	As of June 30, 2012
Class Y Shares	International Equity Fund	International Fund-Core Equity	Pro Forma
Net Assets	28,063,073	1,969,242	30,032,315
Net asset value per share	12.05	5.61	5.61
Shares outstanding	2,328,770	350,928	5,353,258~~354~~

*	Under the Agreement and Plan of Reorganization, shareholders of Class B shares of the International Equity Fund will receive Class A shares of the Core Equity Fund without the imposition of any sales charge normally applicable to purchases of Class A shares.
**	Under the Agreement and Plan of Reorganization, shareholders of Class K shares of the International Equity Fund will receive Class A shares of the Core Equity Fund without the imposition of any sales charge normally applicable to purchases of Class A shares.

INFORMATION ABOUT MANAGEMENT OF THE FUNDS

Investment Advisor

Founded in 1985, Munder Capital Management (“MCM”), 480 Pierce Street, Birmingham, Michigan 48009, is the investment advisor to each of the International Equity Fund and the Core Equity Fund. As of June 30, 2012, MCM had approximately $12.5 billion in assets under management.

MCM provides overall investment management for the Funds, and provides research and credit analysis concerning the Funds’ portfolio securities and is responsible for all purchases and sales of the Funds’ portfolio securities. Pursuant to a combined investment advisory agreement between MCM and MST, on behalf of the Core Equity Fund and the International Equity Fund, ~~Core~~ the International Equity Fund pays MCM an advisory fee of 0.75% of average daily net assets and the Core Equity Fund pays MCM an advisory fee of 0.80% of the first $1 billion of average daily net assets; and 0.75% of the average daily net assets in excess of $1 billion. MCM has contractually agreed, through October 31, 2013, to waive or limit fees or to assume other expenses so that the surviving Core Equity Fund’s total annual operating expenses for each of its classes of shares does not exceed their current total annual operating expenses.

APPENDIX B –FINANCIAL HIGHLIGHTS

The financial highlights tables are intended to help you understand the financial performance of the Core Equity Fund’s Class A, C and Y shares for the past five years ended June 30, 2012. Certain information reflects financial results for a single Fund share. The total returns in the tables represent the rate that an investor would have earned (or lost) on an investment in a particular class of the Fund (assuming reinvestment of all dividends and distributions). This information for the past five years has been audited by Ernst & Young LLP, independent registered public accounting firm, whose report, along with the Fund’s financial statements, is included in the Fund’s Annual Report to Shareholders, which is incorporated by reference into the SAI. The Annual Report for the International Equity Fund, including the financial highlights tables for each class of shares of the International Equity Fund for the same periods as presented below, is available and, as noted previously on page (iii) of this Proxy Statement/Prospectus, has been incorporated into and made a part of this Proxy Statement/Prospectus. Our website, www.munder~~funds~~.com, contains the Fund’s most recent annual and semi-annual reports. You may also obtain the annual and semi-annual reports and SAI without charge by calling (800) 438-5789.

CLASS A SHARES(a)	Year Ended 6/30/12(b)	Year Ended 6/30/11(b)	Year Ended 6/30/10(b)	Year Ended 6/30/09(b)	Period Ended 6/30/08(b)
Net asset value, beginning of period	$7.09	$5.52	$5.46	$9.36	$10.00

Income/(loss) from investment operations:
Net investment income	0.12	0.08	0.10	0.10	0.15
Net realized and unrealized gain/(loss) on investments	(1.27)	1.70	0.12	(3.81)	(0.82)

Total from investment operations	(1.15)	1.78	0.22	(3.71)	(0.67)

Less distributions:
Dividends from net investment income	(0.33)	(0.21)	(0.16)	(0.19)	—

Total distributions	(0.33)	(0.21)	(0.16)	(0.19)	—

Short-term trading fees	—	—	0.00 (c)	0.00 (c)	0.00	(c)

Voluntary contribution from Advisor	—	—	—	—	0.03

Net asset value, end of period	$5.61	$7.09	$5.52	$5.46	$9.36

Total return (d)	(15.88)%	32.49%	3.87%	(40.08)%	(6.40	)%(e)

Ratios to average net assets/supplemental data:
Net assets, end of period (in 000’s)	$184	$195	$233	$297	$14,779
Ratio of operating expenses to average net assets	1.47%	1.54%	1.61%	1.61%	1.61	%(f)
Ratio of net investment income to average net assets	1.99%	1.27%	1.54%	1.30%	1.72	%(f)
Portfolio turnover rate	84%	81%	67%	52%	72%
Ratio of operating expenses to average net assets without expense reimbursements	5.78%	4.28%	2.36%	2.41%	1.92	%(f)

(a)	Class A shares of the Fund commenced operations on August 16, 2007.
(b)	Per share numbers have been calculated using the average shares method.
(c)	Amount is less than $0.005 per share.
(d)	Total return represents aggregate total return for the period indicated and does not reflect any applicable sales charges.
(e)	If the Advisor had not made a voluntary capital contribution to the Fund, the total return would have been (6.70)% for Class A shares.
(f)	Annualized.

[Remainder of Page Intentionally Left Blank]

CLASS C SHARES(a)	Year Ended 6/30/12(b)	Year Ended 6/30/11(b)	Year Ended 6/30/10(b)	Year Ended 6/30/09(b)	Period Ended 6/30/08(b)
Net asset value, beginning of period	$7.05	$5.49	$5.43	$9.30	$10.00

Income/(loss) from investment operations:
Net investment income	0.05	0.05	0.03	0.07	0.14
Net realized and unrealized gain/(loss) on investments	(1.24)	1.67	0.15	(3.82)	(0.87)

Total from investment operations	(1.19)	1.72	0.18	(3.75)	(0.73)

Less distributions:
Dividends from net investment income	(0.29)	(0.16)	(0.12)	(0.12)	—

Total distributions	(0.29)	(0.16)	(0.12)	(0.12)	—

Short-term trading fees	—	—	0.00 (c)	0.00 (c)	0.00	(c)

Voluntary contribution from Advisor	—	—	—	—	0.03

Net asset value, end of period	$5.57	$7.05	$5.49	$5.43	$9.30

Total return (d)	(16.63)%	31.49%	2.92%	(40.54)%	(7.00	)%(e)

Ratios to average net assets/supplemental data:
Net assets, end of period (in 000’s)	$16	$90	$73	$103	$204
Ratio of operating expenses to average net assets	2.22%	2.29%	2.36%	2.36%	2.36	%(f)
Ratio of net investment income to average net assets	0.82%	0.69%	0.56%	1.24%	1.69	%(f)
Portfolio turnover rate	84%	81%	67%	52%	72%
Ratio of operating expenses to average net assets without expense reimbursements	6.57%	5.03%	3.14%	3.36%	2.61	%(f)

CLASS Y SHARES(a)	Year Ended 6/30/12(b)	Year Ended 6/30/11(b)	Year Ended 6/30/10(b)	Year Ended 6/30/09(b)	Period Ended 6/30/08(b)
Net asset value, beginning of period	$7.09	$5.52	$5.45	$9.38	$10.00

Income/(loss) from investment operations:
Net investment income	0.12	0.11	0.09	0.16	0.29
Net realized and unrealized gain/(loss) on investments	(1.25)	1.69	0.16	(3.87)	(0.94)

Total from investment operations	(1.13)	1.80	0.25	(3.71)	(0.65)

Less distributions:
Dividends from net investment income	(0.35)	(0.23)	(0.18)	(0.22)	—

Total distributions	(0.35)	(0.23)	(0.18)	(0.22)	—

Short-term trading fees	—	—	0.00 (c)	0.00 (c)	0.00	(c)

Voluntary contribution from Advisor	—	—	—	—	0.03

Net asset value, end of period	$5.61	$7.09	$5.52	$5.45	$9.38

Total return (d)	(15.66)%	32.83%	4.14%	(40.00)%	(6.20	)%(e)

Ratios to average net assets/supplemental data:
Net assets, end of period (in 000’s)	$1,969	$2,756	$2,317	$3,705	$3,770
Ratio of operating expenses to average net assets	1.22%	1.28%	1.36%	1.36%	1.36	%(f)
Ratio of net investment income to average net assets	2.00%	1.64%	1.38%	2.73%	3.33	%(f)
Portfolio turnover rate	84%	81%	67%	52%	72%
Ratio of operating expenses to average net assets without expense reimbursements	5.53%	4.06%	2.19%	2.39%	1.63	%(f)

(a)	Class C shares and Class Y shares of the Fund commenced operations on August 16, 2007.

(b)	Per share numbers have been calculated using the average shares method.
(c)	Amount is less than $0.005 per share.
(d)	Total return represents aggregate total return for the period indicated and does not reflect any applicable sales charges.
(e)	If the Advisor had not made a voluntary capital contribution to the Fund, the total return would have been (7.30)% for Class C shares and (6.50)% for Class Y shares.
(f)	Annualized.

17596290.7